

November 2, 2012

Via Email
Pauline Ascoli
General Counsel
Canadian Derivatives Clearing Corporation
800 Victoria Square
P.O. Box 61
Montreal, Quebec H4Z 1A9

> **Re: Canadian Derivatives Clearing Corporation**
> **Registration Statement on Form S-20**
> **Filed October 3, 2012**
> **File No. 333-184288**

Dear Ms. Ascoli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us your basis for not filing any periodic reports pursuant to the Exchange Act following the effectiveness of your prior registration statements.

2.   Please tell us how you determined the amount of contracts being registered and how your issuances of such contracts will be tracked.

The Clearing Member's Margin Deposits, page 8

3.   From page II-36, we note that your DCMM process evaluates the financial strength of a clearing member against its margin requirements. Please disclose any minimum margin amount or percentage that Clearing Members are required to maintain.

Report of Independent Registered Public Accounting Firm, page II-10

4.   We note that your auditors conducted their audit in accordance with Canadian and United States generally accepted auditing standards. Please explain to us how your auditors determined they were not required to conduct their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Footnote 6. Daily settlements and cash deposits, page II-25

5.   Please update your interim disclosures to include a discussion of your non – cash clearing fund and non – cash margin deposits as of period end.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney – Advisor

cc: Jonathan A. Van Horn, Esq.